SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 23, 2024

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, January 23, 2024 regarding “Ericsson appoints Lars Sandström as Chief Financial Officer”.

PRESS RELEASE January 23, 2024

Ericsson appoints Lars Sandström as Chief Financial Officer

•	Effective as of April 1, 2024

•	Member of Ericsson’s Executive Team, reporting to the CEO

Ericsson (NASDAQ: ERIC) today announces the appointment of Lars Sandström as its new Chief Financial Officer, Senior Vice President, and Head of Group Function Finance. Mr. Sandström will replace Carl Mellander, whose departure Ericsson announced in April 2023. Mr. Sandström will join Ericsson on April 1, 2024, and will be based in Sweden.

Lars Sandström is currently Chief Financial Officer and member of the executive team at Getinge—a listed global leader within Medtech. Mr. Sandström has been with Getinge since 2017 and holds a Master of Science in Business Administration. Mr. Sandström has previously held several senior positions at AB Volvo, Scania and Swedish Orphan Biovitrum AB.

Börje Ekholm, President and CEO of Ericsson, said: “I warmly welcome Lars Sandström to Ericsson. Lars’ impressive track record, extensive experience and knowledge in a variety of financial and management roles will be immensely important as we execute on our strategy to extend our leadership in mobile networks, expand into the enterprise segment and drive our culture transformation.”

Commenting on the appointment, Mr. Sandström says: “I’m very excited to join Ericsson and to help drive the creation of game-changing technologies and services that shape our future. Connectivity not only redefines businesses and improve lives, but it is also pioneering a sustainable future for all of us.”

In April 2023 Ericsson announced that Carl Mellander would step down after having been with Ericsson for over 25 years and a member of the Company’s Executive Team since 2016. Mr. Mellander will leave Ericsson at the end of the first quarter 2024.

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PRESS RELEASE January 23, 2024

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ABOUT ERICSSON:

Ericsson enables communications service providers and enterprises to capture the full value of connectivity. The company’s portfolio spans the following business areas: Networks, Cloud Software and Services, Enterprise Wireless Solutions, Global Communications Platform, and Technologies and New Businesses. It is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s innovation investments have delivered the benefits of mobility and mobile broadband to billions of people globally. Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: January 23, 2024